

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

June 30, 2004

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Table of Contents

Geographic Diversification

As of June 30, 2004			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,194,881	13%
Georgia	4	949,190	11%
New York	1	729,238	8%
Texas	2	619,976	7%
Alabama (2)	2	615,250	7%
Delaware (2)	1	568,787	6%
Tennessee	2	513,581	6%
Michigan	2	437,651	5%
Utah (2)	1	300,602	3%
Connecticut (2)	1	291,051	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	258,114	3%
Pennsylvania	1	255,152	3%
Louisiana	1	245,199	3%
New Hampshire (2)	1	227,966	3%
Florida	1	198,789	2%
North Carolina	2	187,626	2%
Indiana	1	141,051	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	34	8,887,240	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 06/30/04	% Occupied 06/30/04	% Occupied 03/31/04	% Occupied 12/31/03	% Occupied 09/30/03	% Occupied 06/30/03
Riverhead, NY	729,238	99%	99%	100%	99%	100%
Rehoboth, DE (2)	568,787	99%	99%	99%	n/a	n/a
Foley, AL (2)	535,675	99%	97%	99%	n/a	n/a
San Marcos, TX	442,486	96%	92%	100%	98%	96%
Myrtle Beach, SC (2)	427,388	97%	96%	96%	n/a	n/a
Sevierville, TN	419,023	100%	100%	100%	99%	100%
Hilton Head, SC (2)	393,094	89%	88%	89%	n/a	n/a
Commerce II, GA	342,556	97%	92%	96%	94%	97%
Howell, MI	325,231	100%	100%	100%	99%	99%
Myrtle Beach, SC (1)	374,399	100%	100%	100%	100%	100%
Park City, UT (2)	300,602	97%	95%	96%	n/a	n/a
Westbrook, CT (2)	291,051	90%	89%	93%	n/a	n/a
Branson, MO	277,883	100%	97%	100%	100%	99%
Williamsburg, IA	277,230	96%	96%	96%	96%	98%
Lincoln City, OR (2)	270,280	93%	93%	92%	n/a	n/a
Tuscola, IL (2)	258,114	77%	78%	78%	n/a	n/a
Lancaster, PA	255,152	96%	95%	100%	98%	96%
Locust Grove, GA	247,454	99%	98%	100%	100%	99%
Gonzales, LA	245,199	93%	93%	99%	95%	99%
Tilton, NH (2)	227,966	98%	96%	96%	n/a	n/a
Fort Myers, FL	198,789	82%	86%	94%	86%	89%
Commerce I, GA	185,750	68%	69%	77%	74%	71%
Terrell, TX	177,490	97%	96%	100%	97%	97%
Dalton, GA	173,430	79%	79%	100%	82%	95%
Seymour, IN	141,051	82%	80%	77%	75%	74%
North Branch, MN	134,480	99%	100%	100%	100%	99%
West Branch, MI	112,420	100%	100%	100%	100%	98%
Barstow, CA	108,950	95%	88%	87%	87%	80%
Blowing Rock, NC	105,448	100%	93%	100%	100%	90%
Pigeon Forge, TN	94,558	93%	88%	93%	97%	97%
Nags Head, NC	82,178	100%	100%	100%	100%	100%
Boaz, AL	79,575	97%	97%	97%	97%	92%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
LL Bean, NH	n/a	n/a	100%	100%	91%	91%
Clover, NH	n/a	n/a	100%	100%	100%	100%
Casa Grande, AZ	n/a	n/a	n/a	n/a	79%	88%
Total	**8,887,240**	**95%**	**94%**	**96%**	**95%**	**96%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Major Tenants (1)

Ten Largest Tenants As of June 30, 2004			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	55	561,740	6.3%
Phillips-Van Heusen	95	443,084	5.0%
Liz Claiborne	45	361,943	4.1%
VF Factory Outlet	30	282,884	3.2%
Reebok International	33	254,002	2.8%
Dress Barn, Inc.	32	227,319	2.6%
Polo Ralph Lauren	22	172,104	1.9%
Brown Group Retail	36	171,908	1.9%
Nike	11	160,078	1.8%
Sara Lee Corporation	40	157,726	1.8%
Total of All Listed Above	399	2,792,788	31.4%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Lease Expirations as of June 30, 2004

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Leasing Activity (1)

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	31	39			70	60
Gross leasable area	130,808	151,154			281,962	207,371
New base rent per square foot	$17.09	$15.95			$16.48	$17.06
Prior base rent per square foot	$16.42	$15.91			$16.15	$16.59
Percent increase in rent per square foot	4.1%	0.3%			2.1%	2.8%
Renewed Space:						
Number of leases	169	71			240	173
Gross leasable area	755,832	284,953			1,040,785	777,339
New base rent per square foot	$14.96	$15.02			$14.97	$13.45
Prior base rent per square foot	$13.86	$14.10			$13.92	$13.29
Percent increase in rent per square foot	7.9%	6.5%			7.5%	1.2%
Total Re-tenanted and Renewed Space:						
Number of leases	200	110			310	233
Gross leasable area	886,640	436,107			1,322,747	984,710
New base rent per square foot	$15.27	$15.34			$15.30	$14.21
Prior base rent per square foot	$14.24	$14.73			$14.40	$13.98
Percent increase in rent per square foot	7.3%	4.2%			6.2%	1.6%

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	23	43			66	60
Gross leasable area	84,162	148,549			232,711	194,789
Base rent per square foot	$17.26	$18.12			$17.81	$18.00
Stores Closing:						
Number of stores	52	19			71	69
Gross leasable area	170,909	58,131			229,040	186,726
Base rent per square foot	$16.43	$14.91			$16.04	$16.75
Percent increase in rent per square foot	5.1%	21.5%			11.0%	7.5%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03
Assets					
Rental property					
Land	$115,541	$118,933	$119,833	$50,474	$50,474
Buildings	965,394	965,948	958,720	583,269	578,665
Developments under construction	--	--	--	--	2,490
Total rental property	1,080,935	1,084,881	1,078,553	633,743	631,629
Accumulated depreciation	(209,359)	(202,454)	(192,698)	(191,628)	(185,071)
Total rental property – net	871,576	882,427	885,855	442,115	446,558
Cash	8,694	10,781	9,836	209	203
Deferred charges – net	64,747	67,114	68,568	9,398	9,389
Other assets	26,963	19,565	23,178	13,666	12,822
Total assets	$971,980	$979,887	$987,437	$465,388	$468,972
Liabilities, minority interest & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes	$147,509	$147,509	$147,509	$147,509	$147,509
Mortgages payable	366,065	368,087	370,160	172,552	173,188
Lines of credit	--	4,825	22,650	7,272	11,890
Total debt	513,574	520,421	540,319	327,333	332,587
Construction trade payables	6,300	5,816	4,345	7,188	8,010
Accounts payable & accruals	18,579	18,507	18,025	13,949	13,328
Total liabilities	538,453	544,744	562,689	348,470	353,925
Minority interest					
Consolidated joint venture	220,225	220,337	218,148	--	--
Operating partnership	38,731	39,524	39,182	26,202	26,231
Total minority interests	258,956	259,861	257,330	26,202	26,231
Shareholders' equity					
Common shares	137	135	130	105	103
Paid in capital	272,459	265,087	250,070	171,747	167,034
Distributions in excess of net income	(94,603)	(89,916)	(82,737)	(81,063)	(78,224)
Deferred compensation	(3,406)	--	--	--	--
Accum. other comprehensive loss	(16)	(24)	(45)	(73)	(97)
Total shareholders' equity	174,571	175,282	167,418	90,716	88,816
Total liabilities, minority interest & shareholders' equity	$971,980	$979,887	$987,437	$465,388	$468,972

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/04	03/04	12/03	09/03	06/03	06/04	06/03
Revenues							
Base rentals	$32,440	$31,837	$22,188	$19,580	$19,306	$64,277	$38,361
Percentage rentals	957	713	1,459	781	549	1,670	944
Expense reimbursements	13,173	12,016	9,138	8,219	8,226	25,189	16,435
Other income	2,395	858	1,042	1,050	791	3,253	1,450
Total revenues	48,965	45,424	33,827	29,630	28,872	94,389	57,190
Expenses							
Property operating	14,926	13,588	10,674	9,724	9,749	28,514	19,314
General & administrative	3,254	3,159	2,189	2,490	2,451	6,413	4,881
Depreciation & amortization	13,117	12,312	8,028	6,890	6,880	25,429	13,936
Total expenses	31,297	29,059	20,891	19,104	19,080	60,356	38,131
Operating income	17,668	16,365	12,936	10,526	9,792	34,033	19,059
Interest expense	8,900	8,864	6,779	6,427	6,556	17,764	13,279
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	8,768	7,501	6,157	4,099	3,236	16,269	5,780
Equity in earnings of unconsolidated joint ventures	275	165	180	267	279	440	372
Minority interests:							
Consolidated joint venture	(6,619)	(6,593)	(941)	--	--	(13,212)	--
Operating partnership	(445)	(199)	(1,166)	(985)	(757)	(644)	(1,306)
Income from continuing operations	1,979	874	4,230	3,381	2,758	2,853	4,846
Discontinued operations (1)	1,766	138	601	139	(451)	1,904	(348)
Net income	3,745	1,012	4,831	3,520	2,307	4,757	4,498
Less applicable preferred share dividends	--	--	--	--	(363)	--	(806)
Net income available to common shareholders	$ 3,745	$ 1,012	$ 4,831	$ 3,520	$ 1,944	$ 4,757	$ 3,692
Basic earnings per common share:							
Income from continuing operations	$.15	$.06	$.38	$.33	$.25	$.21	$.43
Net income	$.28	$.08	$.44	$.34	$.20	$.35	$.39
Diluted earnings per common share:							
Income from continuing operations	$.15	$.06	$.38	$.32	$.24	$.21	$.42
Net income	$.28	$.08	$.43	$.33	$.20	$.35	$.38
Weighted average common shares:							
Basic	13,504	13,337	11,008	10,404	9,590	13,420	9,387
Diluted	13,594	13,488	11,183	10,623	9,809	13,541	9,615

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold, including any gain or loss on such sales have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/04	03/04	12/03	09/03	06/03	06/04	06/03
Funds from operations:							
Net income	$3,745	$1,012	$4,831	$3,520	$2,307	$4,757	$4,498
Adjusted for -							
Minority interest in operating Partnership	445	199	1,166	985	757	644	1,306
Minority interest adjustment consolidated joint venture	(329)	33	(33)	---	--	(296)	--
Minority interest, depreciation and amortization in discontinued operations	463	95	281	236	118	558	418
Depreciation and amortization uniquely significant to real estate - wholly owned	13,062	12,254	7,967	6,826	6,806	25,316	13,790
Depreciation and amortization uniquely significant to real estate – joint ventures	304	300	294	287	266	604	520
(Gain) Loss on sale of real estate	(2,084)	--	(588)	--	735	(2,084)	735
Funds from operations	$15,606	$13,893	$13,918	$11,854	$10,989	$29,499	$21,267
Funds from operations per share	$.94	$.84	$.98	$.87	$.82	$1.78	$1.60
Funds available for distribution:							
Funds from operations	$15,606	$13,893	$13,918	$11,854	$10,989	$29,499	$21,267
Adjusted For -							
Corporate depreciation Excluded above	55	58	60	64	73	113	147
Amortization of finance costs	365	367	354	332	309	732	626
Straight line rent adjustment	(134)	(84)	2	35	55	(218)	112
Below market rent adjustment	(310)	(60)	(37)	--	--	(370)	--
Market rate interest adjustment	(635)	(610)	(149)	--	--	(1,245)	--
2nd generation tenant allowances	(1,595)	(1,521)	(1,457)	(1,860)	(387)	(3,116)	(1,804)
Capital improvements	(2,047)	(1,335)	(1,796)	(241)	(1,568)	(3,382)	(2,613)
Funds available for distribution	$11,305	$10,708	$10,895	$10,184	$9,471	$22,013	$17,735
Funds available for distribution per share	$.68	$.65	$.77	$.75	$.71	$1.33	$1.33
Dividends paid per share	$.625	$.615	$.615	$.615	$.615	$1.240	$1.2275
FFO payout ratio	66%	73%	63%	71%	75%	70%	77%
FAD payout ratio	92%	95%	80%	82%	87%	93%	92%
Diluted weighted average common Shares	16,627	16,521	14,216	13,656	13,432	16,574	13,304

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	06/04	03/04	12/03	09/03	06/03	06/04	06/03
GLA open at end of period - (000's)							
Wholly owned	5,240	5,302	5,299	5,483	5,449	5,240	5,449
Partially owned consolidated (1)	3,273	3,273	3,273	---	---	3,273	---
Partially owned unconsolidated (2)	374	324	324	318	309	374	309
Managed properties	434	434	434	457	457	434	457
Total GLA open at end of period	9,321	9,333	9,330	6,258	6,215	9,321	6,215
Weighted average GLA (000's) (3)	8,513	8,512	5,699	5,225	5,201	8,513	5,199
End of period occupancy (1) (2)	95%	94%	96%	95%	96%	95%	95%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.81	$3.74	$3.89	$3.75	$3.71	$7.55	$7.38
Percentage rentals	.11	.09	.26	.15	.11	.20	.18
Expense reimbursements	1.55	1.41	1.60	1.57	1.58	2.96	3.16
Other income	.28	.10	.18	.20	.15	.38	.28
Total revenues	5.75	5.34	5.93	5.67	5.55	11.09	11.00
Expenses							
Property operating	1.75	1.60	1.87	1.86	1.88	3.35	3.71
General & administrative	.38	.37	.38	.48	.47	.75	.94
Depreciation & amortization	1.54	1.45	1.41	1.32	1.32	2.99	2.68
Total expenses	3.67	3.42	3.66	3.66	3.67	7.09	7.33
Operating income	2.08	1.92	2.27	2.01	1.88	4.00	3.67
Interest expense	1.05	1.04	1.19	1.23	1.26	2.09	2.56
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	$1.03	$.88	$1.08	$.78	$.62	$1.91	$1.11
Total revenues less property operating and general & administrative expenses ("NOI")	$3.62	$3.37	$3.68	$3.33	$3.20	$6.99	$6.35

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	6/30/04	3/31/04	12/31/03	09/30/03	06/30/03	Tanger's Share as of 06/30/04 (1)
Assets						
Investment properties at cost – net	$69,955	$67,051	$63,899	$35,200	$35,439	$30,460
Cash and cash equivalents	1,381	2,078	4,145	1,377	634	549
Deferred charges – net	1,535	1,596	1,652	1,767	1,872	767
Other assets	3,879	3,334	3,277	2,900	1,995	1,588
Total assets	$76,750	$74,059	$72,973	$41,244	$39,940	$33,364
Liabilities & Owners' Equity						
Mortgage payable	$57,156	$54,811	$54,683	$29,248	$28,692	$24,383
Construction trade payables	3,090	2,501	1,164	751	1,026	1,545
Accounts payable & other liabilities	508	603	564	743	828	254
Total liabilities	60,754	57,915	56,411	30,742	30,546	26,182
Owners' equity	15,996	16,144	16,562	10,502	9,394	7,182
Total liabilities & owners' equity	$76,750	$74,059	$72,973	$41,244	$39,940	$33,364

(1) Tanger's portion of investment properties at cost – net, includes $9 million associated with a development property that generates net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/04	03/04	12/03	09/03	06/03	06/04	06/03
Revenues	$2,507	$2,075	$2,098	$2,195	$2,158	$4,582	$3,885
Expenses							
Property operating	946	775	760	726	782	1,721	1,486
General & administrative	12	1	26	1	3	13	20
Depreciation & amortization	631	623	613	599	552	1,254	1,080
Total expenses	1,589	1,399	1,399	1,326	1,337	2,988	2,586
Operating income	918	676	699	869	821	1,594	1,299
Interest expense	405	380	380	372	294	785	619
Net income	$513	$296	$319	$497	$527	$809	$680
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$774	$650	$656	$734	$687	$1,424	$1,190
Net income	$274	$165	$180	$267	$280	$439	$372
Depreciation (real estate related)	$304	$300	$293	$287	$266	$604	$520

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of June 30, 2004			
	Principal Balance	Interest Rate	Maturity Date
Mortgage debt			
Lancaster, PA	$13,997	9.770%	04/10/05
Commerce I, GA	7,558	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	10,812	7.875%	04/01/09
Kittery I, ME	6,152	7.875%	04/01/09
San Marcos I, TX	18,365	7.875%	04/01/09
San Marcos II, TX	18,592	7.980%	04/01/09
West Branch, MI	6,864	7.875%	04/01/09
Williamsburg, IA	18,870	7.875%	04/01/09
Blowing Rock, NC	9,443	8.860%	09/01/10
Nags Head, NC	6,408	8.860%	09/01/10
Consolidated JV Debt	184,896	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	10,608		
Total mortgage debt	366,065		
Corporate debt			
Unsecured credit facilities	---	Libor + 1.60%	06/30/05
1997 Senior unsecured notes	47,509	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	147,509		
Total debt	$513,574		

(1) Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

TangerOutlets

Future Scheduled Principal Payments (dollars in thousands)

	As of June 30, 2004		
Year	**Scheduled Amortization Payments**	**Balloon Payments**	**Total Scheduled Payments**
2004	$2,960	$47,509	$50,469
2005	5,842	20,577	26,419
2006	5,715	53,500	59,215
2007	6,140	--	6,140
2008	4,872	270,351	275,223
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014 & thereafter	--	--	--
	$26,677	$476,289	$502,966
Premium on Consolidated JV Debt (1)			10,608
			$513,574

(1) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
             3200 Northline Avenue
             Suite 360
             Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/04

Tanger Outlets